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                             May 7, 2020

       Kenneth Ng
       Chief Executive Officer
       Malacca Straits Acquisition Co Ltd
       Unit 601-2
       St. George's Building
       2 Ice House Street
       Central Hong Kong

                                                        Re: Malacca Straits
Acquisition Co Ltd
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 10,
2020
                                                            CIK No. 1807594

       Dear Mr. Ng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 10, 2020

       General

   1. We note your disclosure that holders of your Class B ordinary shares will have the right to elect all of your
directors prior to your initial business combination. Please disclose whether the company
will be a controlled company as defined under Nasdaq's rules and discuss the corporate
governance exemptions that Nasdaq provides to a controlled
                                                        company. If applicable,
include risk factor disclosure.
 Kenneth Ng
FirstName LastNameKenneth Ng
Malacca Straits Acquisition Co Ltd
Comapany NameMalacca Straits Acquisition Co Ltd
May 7, 2020
Page 2
May 7, 2020 Page 2
FirstName LastName
Capitalization, page 67

2. Please revise the caption for "Class A ordinary shares, subject to redemption" to also disclose par value and the number of shares outstanding.

3. It appears based on your disclosure on page 24 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely as temporary equity pursuant to ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.
Note 5 - Commitments
Registration Rights, page F-13

4. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Stuart Neuhauser